Exhibit 99.2

FORM OF LETTER TO SHAREHOLDERS WHO ARE RECORD HOLDERS

ITERUM THERAPEUTICS PLC AND ITERUM THERAPEUTICS BERMUDA LIMITED

Subscription Rights to purchase 8,400 Units, each Unit consisting of a 6.500% Exchangeable Senior Subordinated Note due 2025 in the original principal amount of $1,000, to be issued by Iterum Therapeutics Bermuda Limited and guaranteed on an unsecured senior subordinated basis by Iterum Therapeutics plc, Iterum Therapeutics International Limited, Iterum Therapeutics US Limited and Iterum

Therapeutics US Holding Limited,

and

50 Limited Recourse Royalty-Linked Subordinated Notes, to be issued by Iterum Therapeutics Bermuda Limited and guaranteed on an unsecured senior subordinated basis by Iterum Therapeutics plc, Iterum Therapeutics

International Limited, Iterum Therapeutics US Limited and Iterum Therapeutics US Holding Limited

at a Subscription Price of $1,000 Per Unit

Distributed to Shareholders and eligible warrant holders

of Iterum Therapeutics plc

[                    ], 2020

Dear Shareholder:

Enclosed are materials relating to a rights offering (the “Rights Offering”) by Iterum Therapeutics plc, a company formed under the laws of Ireland (“we,” “us,” “our,” or the “Company”), and Iterum Therapeutics Bermuda Limited, a company formed under the laws of Bermuda (“Iterum Bermuda”), including a prospectus dated [                    ], 2020 (the “Prospectus”). Please carefully review the Prospectus, which describes how you may participate in the Rights Offering. In the Rights Offering, we and Iterum Bermuda are distributing, at no charge to the holders of record as of 5:00 p.m., New York City time, on August 5, 2020 (the “record date”) of our outstanding ordinary shares and to eligible warrant holders, nominal value $0.01 per share (the “ordinary shares”), non-transferable subscription rights (“Rights”) to purchase units to be issued by Iterum Bermuda.

You will be able to exercise your Rights to purchase units (“Units”), each consisting of (a) a 6.500% Exchangeable Senior Subordinated Note due 2025, to be issued by Iterum Bermuda in the original principal amount of $1,000.00 (each, an “Exchangeable Note”), fully and unconditionally guaranteed on an unsecured senior subordinated basis by us, Iterum Therapeutics International Limited, Iterum Therapeutics US Limited and Iterum Therapeutics US Holding Limited (collectively, the “Guarantors”), and (b) 50 Limited Recourse Royalty-Linked Notes, to be issued by Iterum Bermuda (each, a “Royalty-Linked Note”), fully and unconditionally guaranteed on an unsecured senior subordinated basis by the Guarantors. No fractional Rights or Units will be distributed or issued. Holders of Rights may only purchase whole Units in the Rights Offering.

As described in the Prospectus, you will receive one (1) Right for each outstanding ordinary share owned or deemed owned as of the record date. The Rights and Units are described in the Prospectus. Any prospective purchaser of Units pursuant to the exercise of the Rights should read the Prospectus, including, without limitation, the risk factors contained therein, prior to making any decision to participate in the Rights Offering.

The Rights may be exercised at any time during the subscription period, which will commence on August 11, 2020 and end at 5:00 p.m., New York City time, on August 31, 2020 (the “Subscription Period”). The Rights will expire and will have no value unless exercised prior to the expiration of the Subscription Period.

We will accept Rights for up to 8,400 Units for a total purchase price of up to $8.4 million, which amount is approximately equal to the maximum aggregate principal amount of additional notes that may be issued under the applicable indenture under which the Exchangeable Notes and Royalty-Linked Notes will be issued. Accordingly, sufficient Units may not be available to honor your subscription in full or at all. If exercises of subscription rights exceed the number of Units available in the Rights Offering, we will allocate the available Units pro rata among the record holders exercising the subscription rights in proportion to the number of ordinary shares each of those record holders owned or were deemed to own on the record date, relative to the number of shares owned or deemed owned on the record date by all record holders exercising the subscription right. See “The Rights Offering—Subscription Privilege” in the Prospectus.

If you send a payment that is insufficient to purchase the number of Units you requested (after any deductions for wire transfer fees, bank charges or similar fees), or if the number of Units requested is not specified in the forms, the payment received will be applied to exercise your Rights to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional Units. If the payment exceeds the Subscription Price for the full exercise of your Rights, or if you subscribe for more Units than you are eligible to purchase, then the excess will be returned to you as soon as practicable, without interest or penalty, following the expiration of the Subscription Period. If you send a payment that is insufficient to exercise the subscription amount or you are otherwise ineligible to exercise Rights, your Rights will not be exercised and the entire payment received by Computershare Trust Company, N.A., the subscription agent for the Rights Offering (the “Subscription Agent”), will be returned to you as soon as practicable, without interest or penalty, following the expiration of the Subscription Period. See “The Rights Offering” in the Prospectus.

We are not making the Rights Offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any Units from Rightholders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal, state or foreign laws or regulations from accepting or exercising the Rights. Subject to state or foreign securities laws and regulations, we also have the discretion to delay allocation and distribution of any Exchangeable Notes and Royalty-Linked Notes you may elect to purchase by exercise of your subscription privilege in order to comply with state or foreign securities laws. We may decline to make modifications to the terms of the Rights Offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal, state or foreign laws or regulations from accepting or exercising the Rights, you will not be able to participate in the Rights Offering.

You may exercise all or a portion of your Rights, or you may choose not to exercise any of your Rights at all. Please see the discussion of risk factors related to the Rights Offering, including no revocation of your decision to exercise, under the heading “Risk Factors—Risks Related to the Rights Offering,” in the Prospectus.

Once you have exercised your Rights, such exercise may not be revoked, canceled or changed, even if you subsequently learn information about us or our business, financial position, results of operations or cash flows that is material or adverse or that you otherwise consider to be unfavorable.

The Rights will be evidenced by a rights certificate registered in your name or the name of your broker, dealer, custodian bank or other nominee.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions as to Use of Rights Certificates; and

4.	IRS Forms W-9 and W-8.

Your prompt action is requested. To exercise the Rights, as indicated in the Prospectus, you must properly complete and sign the enclosed rights certificate and IRS Form W-9 or W-8, as applicable, and deliver the completed and signed rights certificate and completed IRS Form W-9 or W-8, as applicable, along with the full Subscription Price (without any deductions for wire transfer fees, bank charges or similar fees), to the

Subscription Agent before the expiration of the Subscription Period at 5:00 p.m., New York City time, on August 31, 2020. If you use the mail, we recommend that you use insured, registered mail, postage prepaid, return receipt requested. DO NOT DELIVER COMPLETED RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO ITERUM THERAPEUTICS PLC OR ITERUM THERAPEUTICS BERMUDA LIMITED. We reserve the right to reject any or all subscriptions not properly or timely submitted or completed or the acceptance of which would, in the opinion of our counsel, be unlawful.

Additional copies of the enclosed materials may be obtained from the information agent for the Rights Offering, Georgeson LLC (the “Information Agent”), by calling (888) 607-6511 (toll free in the U.S. and Canada) or +1 (781) 575-2137 (for calls outside the U.S. and Canada). Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

Iterum Therapeutics plc
Iterum Therapeutics Bermuda Limited